CHINA WIND ENERGY INC.
No.2 Haibin Road, Binxi Developing Area
Heilongjiang Province, China
+86 451 87009618

August 26, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sirs/Mesdames:

Re:       China Wind Energy Inc.
Form 10-K for the fiscal year ended July 31, 2008
Filed November 12, 2008
Form 10-Q for the quarterly period ended April 30, 2009
File No. 0-53480

Form 10-K for the fiscal year ended July 31, 2008

Item 7.  Management’s Discussion and Analysis or Plan of Operation, page 12

1.
We note you state here that you are an “exploration stage company”.  Elsewhere, you state that you are a “development stage company”.  Please revise future filings as applicable to consistently refer to yourself throughout the filing as a development state company.

Response:  We will revise future filings as requested.

Liquidity and Capital Resources, page 13

2.
Please revise future filings to discuss material changes in the underlying drivers of your working capital changes (e.g. cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale) to provide a sufficient basis for a reader to analyze the change.  Refer to item 303(a) of Regulation S-K and Release 33-8350.

Response:  We will revise future filings as requested

Results of Operations, page 15

3.
Please expand this section in future filings to discuss each of the material components of your total net loss separately.  For example, separately discuss your cost of goods sold, selling expenses, general and administrative expenses and any other significant items.

Response:  We will expand this section in future filings as requested.

Revenues, page 15

4.
We note that you generated revenues of $148,000 from the sale of combine harvesters.  Please expand your disclosure in future filings to include information about its relationship to cost of sales and explain why these transactions resulted in a gross loss.

Response:  We will expand our disclosure in future filings as requested.

Critical Accounting Policies, page 16

5.
Please revise future filings to expand your discussion of your critical accounting estimates to provide greater insight into the quality and variability of the significant estimates and assumptions that are used in determining the amount of any goodwill and intangible impairments and foreign currency translations.  For example, discuss how you determine the “fair value” of your goodwill and long-lived assets and quantify the material assumptions such as growth rates, discount factors and tax rates.  Address why the estimates bear the risk of change and analyze, to the extent material, such factors as how you arrived at the estimates, how accurate the estimates have been in the past, how much the estimates have changed in the past and weather the estimates are reasonably likely to change in the future.  Refer to SEC Release 33-8350.

Response:  We will revise future filings as requested.

Report of Independent Registered Public Accounting Firm, page F-1

6.
We note that you are a development stage company based on the guidance in SFAS 7.  Please note that in accordance with SFAS 7, the cumulative information required by SFAS 7 should be audited and the report of the independent registered public accounting firm should include an opinion on the cumulative period information included in the financial statements – i.e., from the date of inception (November 27, 2006) to July 31, 2008.  Please have your auditor revise its report in future filings to comply with this guidance.  In this regard, please also continue to note the guidance in Rule 2-05 of Regulation S-X.

Response:  Our auditor will revise its report in future filings as requested and we will continue to note the guidance in Rule 2-05 of Regulation S-X as requested.

Consolidated Statements of Operations, page F-4

7.
We note your presentation of “provision (reversal) on allowance of obsolescence” here and your discussion of this gain on the reversal of your obsolescence allowance on page 15.  Based on your disclosure, it appears that this adjustment reduced the inventory reserve, and therefore had the effect of increasing the inventory value recorded in your financial statements.  Tell us how your accounting complies with SAB Topic 5.BB, which states that inventory charges are permanent reductions to inventory cost and reductions to the reserve should not generally occur before the effected inventory is disposed.  Please also refer to footnote 2 to Chapter 4 of ARB 43.

Response:  Our inventory as of July 31, 2008 was all combine harvester-related and was acquired from our subsidiary, Harbin SQ.  To switch its focus from combine harvesters to blades for wind generators, Harbin SQ planned to reduce the production of harvesters.  We tried to lower the quantity of our existing inventory by selling the machines at lower prices, and since there was some concern about the below-cost market price and possible obsolesce, we decided on a higher ratio provision for our inventory.

The 50% figure we decided upon was accrued based on the inventory balance.  If the inventory balance decreased due to sales, there would be a reversal provision which caused the net value of our inventory to increase.  Because the production of combine harvesters decreased and our sales efforts were successful, the gross balance of inventory decreased and caused a reversal provision.  It is not our accounting policy to include a reversal provision based on the objective evaluation.  We believe our accounting treatment for inventory complies with SAB Topic 5.BB and footnote 2 to Chapter 4 of ARB 43.

8.
Further to the above, please revise your presentation in future filings to include any charges to reduce the inventory to the lower of cost or market in the “cost of goods sold” line on your statement of operations.

Response:  We will revise our presentation in future filings as requested.

9.
We note your presentation of “gain (loss) on physical count of inventories” as other non-operating expense.  Please revise your presentation in future filings to include this inventory-related charge in the “cost of goods sold” line of your statement of operations.

Response:  We will revise our presentation in future filings as requested.

Consolidated Statements of Cash Flows, page F-6

10.
We note your presentation of proceeds from repayment of related parties loan as a cash flow from investing activities.  Please explain to us why you believe these represent cash flows from investing activities by discussing how you have considered the guidance in paragraphs 16(a) and 19(b) of SFAS 95.  Revise future filings as appropriate to comply with that guidance.

Response:  The proceeds from repayment of related parties loan represents our collection of loans made by us to related parties. We believe that these represent cash flows from investing activities based on paragraph 16(a) of SFAS 95. We will revise our future filings as requested.

Note 1. Organization and Business Background, page F-7

11.
We note your disclosure in the last paragraph of this note that you are a development stage company.  We further note from page 15 of MD&A that you have generated revenues of $148,000 from inception (November 27, 2006) to fiscal year ended July 31, 2008 relating to the sale of combine harvesters.  Further, we note your disclosure on page 4 that you focus primarily on the production of turbine blades and combine harvesters.  Given appropriate consideration to your sales of combine harvesters in the period, please tell us how you have applied the provisions of SFAS 7 in concluding that you continue to be a development stage company.

Response:  Based on paragraph 8 of SFAS 7, an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists:

a.           Planned principal operations have not commenced.

b.           Planned principal operations have commenced, but there has been no significant revenue therefrom.

Before completing our acquisition on May 26, 2008, we were a development stage company since we had not received any significant revenue from our principal operations.  On our consolidated statement of operations for the year ended July 31, 2008, the $148,000 in revenues we had generated since our inception was generated entirely from the sales of combine harvesters by our newly acquired subsidiary, Harbin SQ, between the May 26, 2008 acquisition date and July 31, 2008.

We did not acquire Harbin SQ for the principal purpose of selling combine harvesters.  In addition, following the acquisition date Harbin SQ began to focus on the research and development of blades for wind generators and reduced its production of combine harvesters with the intention of exiting the harvester business.  The financial statements in our Form 10-Q for the nine month period ended April 30, 2009 illustrate this shift, as our consolidated statement of operations shows that we did not generate any revenues and our research and development expenses were $423,724.  This latter figure represents the total of our research and development expenses from our inception to April 30, 2009.

Therefore, we concluded the our status as a development stage company did not change due to the acquisition because we did not generate any significant revenue from our planned principal operations, which is the production of turbine blades for wind generators.  Furthermore, our current focus on research and development is a typical activity of a development stage company identified in paragraph 9 of SFAS 7.

Note 3. Summary of Significant Accounting Policies, page F-7

p. Earnings per Share, page F-9

12.
Please revise your future filings to disclose the number of shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the reporting periods presented.  Refer to paragraph 40(c) of SFAS 128.

Response:  We will revise our future filings as requested.

Note 9. Property and Equipment, page F-12

13.
We note the significant construction in progress of $6,243,097 as of July 31, 2008. It appears this relates to the construction of a manufacturing facility.  Please revise this note in future filings to clearly disclose the nature of any significant construction projects.  Also, tell us and revise your discussion in MD&A to discuss any significant construction or development projects, including an estimated timeline for completion and expected additional costs required to complete the construction.  Discuss the relationship, if any, between this construction project and the land use rights discussed in Note 11.

Response:  There is no relationship between this construction project and the land user rights discussed in Note 11.  The construction project is on land subject to a land user right in Binxi County, while the land user rights discussed in Note 11 concern property in Harbin City.  Please refer to our response to question 18 for additional information.

We will revise this note and our MD&A discussion in future filings as requested.

Note 10.  Acquisitions, page F-12

14.
We note your acquisition of 100% of the equity interests of Power Profit and 82.14% of the equity interests of its subsidiary, Harbin SQ.  Based on the valuation of common shares issued of $20,222,000, it appears that this acquisition is material under SFAS 141.  Please revise future filings to provide the supplemental pro forma information required by paragraphs 54-55 of SFAS 141.  In addition, please confirm that your fiscal year 2009 Form 10-K will include all disclosures required by paragraphs 51-52 of SFAS 141.

Response:  We will revise future filings as requested and we confirm that our fiscal year 2009 Form 10-K will include all disclosures required by paragraphs 51-52 of SFAS 141.

15.
We note that you have accounted for your acquisition of Power Profit Technology Development Ltd. as a business combination under SFAS 141.  We further note that you concluded that China Wind Energy is the acquiring entity and Power Profit is the acquired entity.  Please tell us how you analyzed the factors in paragraph 17 of SFAS 141 in reaching this conclusion.  Please specifically address how you weighted the various factors and your basis for that weighting.

Response:  We concluded that China Wind Energy was the acquiring entity based on the factors in paragraph 17 of SFAS 141 for the following reasons:

a.           China Wind Energy paid a premium on pre-combination value.

Total consideration to acquire 100% of Power Profit	$20,220,000	*
Fair value of Power Profit on acquisition date (May 26, 2009)	(12,109,040	)**
Premium paid by China Wind Energy	$8,110,960

* Under the terms of the Share Exchange Agreement, the total consideration paid for 100% of the issued and outstanding share capital of Power Profit was 15,000,000 shares of China Wind Energy’s common stock. This total consideration was valued at $20,220,000 based upon China Wind Energy’s average common stock price of $1.348, which itself was based upon the average closing prices of China Wind Energy’s common stock during the five business days commencing two days before the announcement of the share exchange.

** Power Profit owns 82.14% of the registered share capital of Harbin SQ.  Therefore, 82.14% of the fair value of Harbin SQ’s net assets is included in this figure.

b.           After the acquisition, the original shareholders of China Wind Energy still retained a larger portion of voting rights than the former shareholders of Power Profit.

Under the terms of the Share Exchange Agreement, China Wind Energy issued 15,000,000 shares of its common stock to the shareholders of Power Profit in exchange for 100% of Power Profit’s issued and outstanding share capital.  After the issuance of the 15,000,000 shares, China Wind Energy had 51,887,250 issued and outstanding shares. Since China Wind Energy’s original shareholders held 71.09% (36,887,250/51,887,250) of such shares after the acquisition, they held a larger portion of voting rights than the former shareholders of Power Profit.

16.
Further to the above, it appears that you have succeeded to substantially all of the business of Power Profit and Harbin SQ and further that your operations prior to the transaction appear insignificant relative to the operations acquired.  Please describe to us your consideration of whether predecessor financial statements were required in this filing and your basis for your conclusions that predecessor financial statements were not required.

Response:  The reason why we do not consider that predecessor financial statements are required is based on the objective and nature of our acquisition.  We acquired Power Profit and Harbin SQ because Harbin SQ’s land user rights formed the base upon which we initiated the research and development of wind energy blades for future production.  The former business of Harbin SQ, the sale of combine harvesters, was not the business we wanted to succeed to by virtue of the acquisition.

From the date of the acquisition to July 31, 2008, we generated $148,383 in revenues through the sale of harvesters because our subsidiary, Harbin SQ, tried to reduce its harvester inventory level by selling the machines at lower prices.  However, for the nine months ended April 30, 2009, we did not generate any revenues from the sale of harvesters and we incurred $423,724 in research and development expenses. This demonstrates our post-acquisition business switch from the sale of harvesters to producing blades for wind generators. Since we did not succeed to the business of Harbin SQ, we believe that the prior operations of our subsidiary are insignificant relative to our current operations.  Therefore, we do not believe that predecessor financial statements were required.

17.
Please revise this note in future filings to reconcile between the aggregate purchase price disclosed here ($20,220,000) and the net assets acquired ($22,853,871).  Please also provide us with the reconciliation.

Response:  The reconciliation between the aggregate purchase price ($20,220,000) and the net assets acquired (please note that due to a typing error the net assets acquired was stated as $22,853,871 instead of $22,853,171 – we will correct this error in the restatement) is as follows:

Fair value of Harbin SQ’s net assets on May 26, 2008 (acquisition date)	$14,743,398	*
Share % of minority interest	17.86	%**
Fair value of net assets in Harbin SQ belonging to minority interest	$2,633,171

Add: Aggregate purchase price	20,220,000
Net assets acquired	$22,853,171

* $14,743,398 = $22,742,431 (Fair value of Harbin SQ’s total assets on May 26, 2008) - $7,999,033 (Fair value of Harbin SQ’s total liabilities on May 26, 2008)

** 17.86% = 100% – 82.14% (Share % held by Power Profit which was 100% acquired by China Wind Energy on May 26, 2008)

We will revise this note in future filings as requested.

Note 11.  Intangible Assets, page F-13

18.
We note you have recorded net intangible assets relating to land user rights of $12,166,785.  Separately, we note your disclosure in Note 14 that you have signed an agreement to sell the land user rights in Harbin City for $10,090,000.  Please tell us and revise future filings to address the following:

•	Clarify the nature of the land user rights currently recorded on your consolidated balance sheet. Separately disclose each land user right you currently hold.

•
If the land user rights relate to those in Harbin City, please reconcile between the amount recorded in connection with the acquisition of Power Profit ($12,207,135) and the amount for which you have agreed to sell those rights ($10,090,000).  Explain how you determined the fair value for purposes of the purchase price allocation in connection with the acquisition of Power Profit.

•	Tell us how you have considered the guidance in paragraphs 30-33 and 41-44 of SFAS 144 in presenting this asset on your consolidated balance sheet.

Response:  There were two land user rights recorded on our consolidated balance sheet as of July 31, 2008: a land user right in Binxi County ($1,895,829) and a land user right in Harbin City ($10,270,956). We are currently completing a construction project on the land in Binxi County.  We retreated from the land in Harbin City and this user right is the subject of the $10,090,000 sales agreement.

On the May 26, 2009 acquisition date, the balance of the land user rights was $12,207,135, comprised of the land user right in Binxi County ($1,898,308) and the land user right in Harbin City ($10,308,827).  For the Harbin City land user right, the fair value was determined using the total $10,308,827 price of the underlying sales agreement (equivalent to 70,500,000 in Chinese currency).  For the Binxi County land user right, the fair value was calculated on the following basis:

Total area of the land:	63,638 m2
Unit price based on government regulated price:	$29.83 per m2 (equivalent to 240 in Chinese currency)
Total fair value as of May 26, 2009	$1,898,308

We did not reclassify the Harbin City land use right asset as “hold for sale” on our consolidated balance sheet because the sale of the land use right requires regulatory approval from the Chinese government. Since the land user right is within the area subject to urban planning restrictions in Harbin City, the government will not process the transfer of this right until the whole identified area complies with the use regulated by urban planning.  Since the area subject to urban planning restrictions is quite large, we expect this process to take a long time and the delay in the transfer of the land user right demonstrates that this right is not available for immediate sale.  The criterion in paragraph 30(b) of SFAS 144 will not be met until we comply completely with the use regulated by urban planning for this whole area, even if we receive a firm purchase commitment for the future transfer of this land user right at an earlier date.

We will revise future filings as requested.

Note 14.  Other Advance Receipts, page F-14

19.
With respect to the sale of the land user rights in Harbin City, you state that you are obligated to clear the original buildings on the land before transfer of the land user rights can be completed.  Please tell us how you have considered the cost to clear the original buildings in your consolidated financial statements.  To the extent that you are currently using the original buildings on the land, revise future filings to disclose the impact the destruction of such buildings will have on your operations, including any impairment charges you may be required to record.

Response:  As of July 31, 2008, we had completed the clearance of the original buildings on the land and all costs to clear such buildings had been incurred.  Since we will not incur any significant costs to clear the buildings in the future, no cash outflow against the sale proceeds of the land user rights will occur. As a result, we did not take this cost into consideration when we determined the fair value of the land user rights for consolidation, and we will not have to revise future filings as requested.

20.	Further to the above, please revise future filings to provide an estimated timeline for the completion of the sale of the land user rights.

Response:  We will revise future filings as requested.

Note 18.  Income Tax, page F-15

21.
We note the reconciliation that you have provided between the income tax computed at the U.S. statutory rate (34%) and your provision for income tax.  However, it is not clear how the reconciliation computes.  For example, your provision for income taxes for the year ended July 31, 2008 was $0 or 0%.  However, your reconciliation does not show how you reconcile from the U.S. statutory rate of 34% to the 0% effective tax rate.  Please revise this disclosure in future filings to comply with paragraph 47 of SFAS 109.

Response:  We will revise this disclosure in future filings as requested.

Item 9A(T).  Controls and Procedures, page 19

Evaluation of Disclosure Controls and Procedures, page 19

22.
You state here that you evaluated the effectiveness of the design and operation of your disclosure controls and procedures as of December 31, 2007.  Item 307 of Regulation S-K requires that the evaluation be as of the end of the period covered by the report, which in the case of this annual report should be July 31, 2008.  Please amend this filing to disclose management’s conclusion with respect to disclosure controls and procedures as of July 31, 2008.

Response:  We have amended this filing as requested, and our disclosure regarding management’s conclusion with respect to disclosure controls and procedures as of July 31, 2008 is included in Amendment No. 1 to our Form 10-K/A, filed with the SEC on August 13, 2009.

Management Report on Internal Control Over Financial Reporting, page 19

23.
We note in the penultimate paragraph of this section, you disclose that “Manning Elliott LLP…was not required to and has not issued a report concerning the effectiveness of your internal control over financial reporting as of July 31, 2008.”  Please clarify for us the relationship between the company and Manning Elliott.  As appropriate, revise this disclosure in future filings to refer to your independent registered public accounting firm.

Response:  We have amended our disclosure in Amendment No. 1 to our Form 10-K/A, filed with the SEC on August 13, 2009, to remove the inadvertent reference to Manning Elliott LLP, and we will revise this disclosure in future filings as requested.

Exhibit 31.1

24.
We note that the certification provided here is not in the proper form.  Specifically, we note throughout the certification that you refer to the “small business issuer” rather than the “registrant.”  In future filings, including any amendment to this filing, please provide the certifications set forth in Item 601(B)(31).  In this regard, please note that the wording of the certification should not be modified in any way except as explicitly permitted.

Response:  We have amended our disclosure in Amendment No. 1 of our Form 10-K/A, filed with the SEC on August 13, 2009, to provide the certifications set forth in Item 601(B)(31), and we will provide the required certifications in future filings as requested.

Form 10-Q for the quarterly period ended April 31, 2009

Item 4. Controls and Procedures

25.
We note your disclosure that your “Chief Executive Officer and Chief Financial Officer concluded [y]our disclosure controls and procedures were…effective, in that they provide reasonable assurance that information [we] are required to disclose in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.”  Revise your conclusions in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Response:  We will revise our disclosure in future filings as requested.

*   *   *   *

We also wish to acknowledge that:

-	we are responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any further questions or comments.

Yours truly,

/s/ Shouquan Sun
Shouquan Sun
President, China Wind Energy Inc.